Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-165579-02

Public Service Company of New Hampshire

September 6, 2011

Pricing Term Sheet

Issuer:	Public Service Company of New Hampshire
Security:	$160,000,000 3.20% First Mortgage Bonds, Series R, due 2021
Maturity:	September 1, 2021
Coupon:	3.20%
Price to Public:	99.578% of face amount
Yield to Maturity:	3.250%
Spread to Benchmark Treasury:	+128 basis points
Benchmark Treasury:	2.125% due August 15, 2021
Benchmark Treasury Yield:	1.970%
Interest Payment Dates:	March 1 and September 1, commencing March 1, 2012
Redemption Provisions:	Make-whole call at any time prior to June 1, 2021 at a discount rate of Treasury plus 20 basis points and, thereafter at par
Settlement:	September 13, 2011
(T + 5)
CUSIP:	744538AC3
Ratings:	A3 / A- / A- (Moody’s / S&P / Fitch)
Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Co-Manager:	Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.